

April 27, 2011

Via E-mail
Brandi L. DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Ave
Overland Park, KS 66209

Re: SECURE NetCheckIn Inc.
Registration Statement on Form S-1
Filed March 29, 2011
File No. 333-173172

Dear Ms. DeFoor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the factors noted below, it appears that you are a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company. Please also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company or to change your management.

   - You are a development stage company and shares of your common stock are "penny stock," as defined by Exchange Act Rule 3a51-1.

   - You have not generated any revenues to date.

   - You have conducted very limited operations since your inception.

- You will be unable to implement your business plan without substantial additional funding.

- The registration statement contains very general disclosure related to the nature of your business plan.

2. Please revise to provide a table showing your capitalization before the offering and after each of the minimum and maximum offering scenarios. If you provide a middle offering scenario for the use of proceeds, please also disclose your capitalization after the middle offering scenario.

Forepart of Registration Statement

3. The Primary Standard Industrial Classification Code Number you selected does not exist. Please select a valid number.

4. Based on the disclosure in the prospectus, it appears that the securities being registered are to be offered on a delayed or continuous basis pursuant to Securities Act Rule 415. Please confirm if this is correct, and if it is, then please check the box indicating that the offering will be on a delayed or continuous basis pursuant to Securities Act Rule 415.

Outside Front Cover Page of Prospectus

5. Please disclose the proceeds, before expenses, that you will receive if 200,000 shares are sold and if 900,000 shares are sold. See Item 501(b)(3) of Regulation S-K.

6. We note the disclosure that the offering will end at 5:00 P.M. Local Time on July 29, 2011. Please revise to specify a time zone for when the offering will end.

7. We note that the termination date of the offering and the minimum purchase requirement, as disclosed on the cover page and throughout the prospectus, do not match the statements in Section 1.2 of the form of subscription agreement filed as Exhibit 10.2. Please revise.

Outside Back Cover Page of Prospectus

8. Please add a statement regarding dealers' prospectus delivery obligations. See Item 502(b) of Regulation S-K.

Risk Factors, page 7

9. We note the statement in the second and third sentences of the first paragraph. This section should only describe your material risks and should not reference risks that are immaterial or unknown. Please delete the second and third sentences.

Risks Related to the Offering and the Purchase and Ownership of Stock, page 11

10. Please add risk factors to disclose the risks associated with the following:

   - Your sole director and officer currently owns, and will continue to own after the offering, a majority of your voting stock.

   - A trading market does not exist for your common stock and such trading market may never develop.

Use of Proceeds, page 12

11. Please expand your disclosures under this section of your filing to disclose the amount of anticipated offering costs which have been deducted from the expected gross proceeds of the offering to arrive at the amount of the net proceeds expected to be raised under the minimum and maximum offering scenarios. Please also provide a detailed breakdown setting forth how you plan to utilize such net proceeds under each of the minimum and maximum offering scenarios. In this regard, you should quantify the amount of proceeds that you expect to spend on each use of proceeds listed for each of your minimum and maximum offering scenarios. See Item 504 of Regulation S-K.

12. Given the wide range of possible proceeds between the minimum and maximum offering scenarios, please consider disclosing a "middle" offering scenario that shows how you would spend the proceeds if subscriptions are received for 550,000 shares. Given the uncertainty as to the number of shares that will be subscribed, we believe this disclosure would provide additional context to your readers about your plans if the number of shares subscribed is between the minimum and maximum.

Dilution, page 13

13. We note your disclosure that your sole shareholder will be diluted as a result of the offering. The dilution disclosures are intended to show the dilution per share of common stock which will be borne by the purchasers in the offering. Please revise to provide all of the disclosures required by Item 506 of Regulation S-K.

14. Please also provide in comparative columnar format the following for each existing shareholder and the new investors as a group: the number and relative percentage of

shares held after the offering, and the total amount and relative percentage of consideration paid to purchase your shares.

Selling Security Holders, page 13

15. Please explain to us why you consider 200,000 of the shares being sold in the offering to be treasury stock. We note from disclosure elsewhere in the prospectus that you have issued 3,100,000 shares and all of such shares are held by Brandi DeFoor.

Plan of Distribution, page 13

The Offering, page 14

16. We note your disclosure that the shares will be sold through the efforts of the officer and director of the company. Please disclose whether your officer and director offering the securities on your behalf will rely on the safe harbor from broker-dealer registration set out in Exchange Act Rule 3a4-1. If applicable, please provide an analysis of your basis for your reliance on this rule.

Description of Security to be Offered, page 16

Capital Stock, page 16

17. You disclose that the "authorized capital stock of the Company is 500,000,000 shares of capital stock, consisting of 425,000,000 shares of common stock with full voting rights and with a par value of $0.001 per share, and 75,000,000 shares of preferred stock, with a par value of $0.001 per share…" It does not appear that your articles of incorporation filed as Exhibit 3.1 to the registration statement classify your capital stock. Please clarify or revise under this heading and throughout the registration statement, such as in your risk factors.

Directors and Officers, page 15

18. Please expand the description of the business experience during the past five years of Ms. DeFoor to include her principal occupation and employment during such time period. See Item 401(e)(1) of Regulation S-K. Please also revise to disclose how long Ms. DeFoor has served as your director and officer. See Item 401(a) and 401(b) of Regulation S-K.

Information with Respect to Registrant, page 18

19. Please disclose the effects of any existing or probable government regulations on your business or confirm to us that you do not believe any such regulations to be material. If you believe that the effects of existing or probable government regulations on your

business are material, then please also add a risk factor to disclose the effects of non-compliance with such regulations. See Item 101(h)(4)(ix) of Regulation S-K.

Startup and Plan of Operation, page 19

20. Please revise this section to disclose the estimated costs and the approximate timetable for beginning and completing each step in your business plan. Please ensure that this disclosure is consistent with your disclosure in your use of proceeds section on page 12.

21. We note your disclosure that a beta version of your system is currently operating for a small privately held urgent care center. We also note that you have not recorded any revenues to date. Please revise to disclose the terms of any contract or arrangement you have with this client and whether you expect to generate revenue from this client in the future.

Technology / Platform, page 20

22. We note the discussion of your online patient scheduling system. Please tell us, and revise the disclosures about your system to clarify, whether you are developing a software program that you would license and sell to customers or whether customers would access your software program over the internet through a hosting arrangement. If customers would access your software through a hosting arrangement, please tell us whether customers would have the contractual right to take possession of the software during the hosting period without significant penalty such that customers could run the software on their own hardware or have it hosted by a party unrelated to you. If you have not yet determined how you will offer your software to your customers, please revise to clarify that.

Competition, page 21

23. Please disclose your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 21

Plan of Operations, page 21

24. We note your disclosure here and throughout your filing that you are currently beta testing your software. We have the following comments:

- Please disclose in reasonable detail what comprises this beta testing, whether there is a contractual or verbally agreed end date to this testing, and whether there are contractual or verbally agreed parameters for measuring the success of your software during this beta testing.

- We assume that your software is provided at no cost to the urgent care center that is testing it; if our understanding is correct, please clearly disclose this.

- Please also better explain your plan for transitioning from the testing phase of your software to the point where you can generate revenue. In doing so, please explain in detail both the steps that you will take and the expected timing of each such step. Your current disclosures are too brief for an investor to understand the basis for your statement that you expect sales of your software to commence in the fourth quarter of 2011.

Liquidity and Capital Resources, page 22

25. We note your disclosure that you expect the minimum proceeds from this offering will be sufficient to support your business plan for twelve months; however, we also note your disclosure on page 12 under the heading "Use of Proceeds" that you believe the minimum offering proceeds will be sufficient to fund your operations for a period of six months. Please reconcile this inconsistency. We remind you that Section 607.02 of the Codification of Financial Reporting Releases requires you to disclose your viable plan to continue in business as a going concern for the twelve month period following the date of the most recent financial statements included in your filing. Please ensure that your disclosures meet these requirements.

Executive Compensation, page 24

26. We note the statement in "Employees" on page 16 that Brandi DeFoor is currently working for you without compensation. Please disclose in this section, if correct, that Ms. DeFoor also did not receive any compensation for your fiscal year ended December 31, 2010. See Item 402(n) of Regulation S-K.

Financial Statements, page F-1

Statement of Cash Flows, Page F-6

27. It appears that your Statement of Cash Flows is not mathematically accurate. Please revise as appropriate.

Note 6 – Related Party Transactions, page F-10

28. Given your disclosure on page 16 that your President and Chief Executive Officer is currently managing your start-up operations without compensation, please disclose in this footnote, if true, that your President is performing without compensation all services needed for your current operations, including all services needed for the beta testing of your software. See ASC 850-10-50-1.

Part II, page 25

29. The numbering and ordering of the items in Part II do not match the requirements of Form S-1. Please revise.

Recent Sales of Unregistered Securities, page 26

30. Please disclose the consideration received by you and the section of the Securities Act that was relied upon for exemption with respect to the issuance of 3,100,000 shares of common stock to your sole shareholder. See Item 701(c)-(d) of Regulation S-K.

Undertakings, page 26

31. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

32. Please delete the phrase "or the rules and regulations of the Securities and Exchange Commission" in the last paragraph. Such qualification is too broad.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3725 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Sheila L. Seck, Esq.
         Seck & Associates LLC